# SEC Schedule 13G/A (Amendment No. 1) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Ovid Therapeutics Inc., CIK 0001636651
CUSIP: 690469101
Title of class of securities: Common Stock
Address of issuer's principal executive offices: 441 Ninth Avenue, 14th Floor, New York, New York (NY), 10001
Date of event which requires filing of this statement: 06/30/2026
Filed pursuant to Rule 13d-1(b)
Amends the filing with accession number 0001193125-26-225184
Filed by CIK 0001218710

## Reporting persons
- BALYASNY ASSET MANAGEMENT L.P.: type of reporting person: investment adviser (IA), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 9,313,341; shared voting power 0; sole dispositive power 9,313,341; shared dispositive power 0; aggregate amount beneficially owned 9,313,341 (4.99% of the class)
- BAM GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 9,313,341; shared voting power 0; sole dispositive power 9,313,341; shared dispositive power 0; aggregate amount beneficially owned 9,313,341 (4.99% of the class)
- Balyasny Asset Management Holdings LP: type of reporting person: parent holding company or control person (HC), partnership (PN); citizenship or place of organization: Delaware (DE); sole voting power 9,313,341; shared voting power 0; sole dispositive power 9,313,341; shared dispositive power 0; aggregate amount beneficially owned 9,313,341 (4.99% of the class)
- Dames GP LLC: type of reporting person: parent holding company or control person (HC), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 9,313,341; shared voting power 0; sole dispositive power 9,313,341; shared dispositive power 0; aggregate amount beneficially owned 9,313,341 (4.99% of the class)
- Dmitry Balyasny: type of reporting person: parent holding company or control person (HC), individual (IN); citizenship or place of organization: United States (X1); sole voting power 9,313,341; shared voting power 0; sole dispositive power 9,313,341; shared dispositive power 0; aggregate amount beneficially owned 9,313,341 (4.99% of the class)

## Item 1. Issuer
Name of issuer: Ovid Therapeutics Inc.
Address of issuer's principal executive offices: 441 Ninth Avenue, 14th Floor, New York, NY, 10001

## Item 2. Person Filing
Name of person filing: This statement is being filed by (1) Balyasny Asset Management L.P., a Delaware limited partnership ("BAM"), (2) BAM GP LLC, a Delaware limited liability company ("BAM GP"), (3) Balyasny Asset Management Holdings LP, a Delaware limited partnership ("BAM Holdings"), (4) Dames GP LLC, a Delaware limited liability company ("Dames"), and (5) Dmitry Balyasny, a United States citizen (collectively, the "Reporting Persons"). BAM GP is the General Partner of BAM. BAM Holdings is the Sole Member of BAM GP. Dames is the General Partner of BAM Holdings. Dmitry Balyasny is the Managing Member of Dames.
Address of principal business office or, if none, residence: The principal business address of each of BAM, BAM GP, BAM Holdings, Dames, and Mr. Balyasny is located at 444 West Lake Street, 50th Floor, Chicago, IL 60606.
Citizenship: (1) BAM is a Delaware limited partnership, (2) BAM GP is a Delaware limited liability company, (3) BAM Holdings is a Delaware limited partnership, (4) Dames is a Delaware limited liability company, and (5) Mr. Balyasny is a United States citizen.

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: investment adviser (IA), parent holding company or control person (HC)

## Item 4. Ownership
Amount beneficially owned: By virtue of its position as the investment manager of Atlas Diversified Master Fund, Ltd. ("ADMF"), the direct holder of the 1,957,410 shares of common stock, par value $0.001 per share ("Shares"), reported herein, and by virtue of its position a sthe invetsment manager of Atlas Private Holdings (Cayman) Ltd ("APHC"), the direct holder of 7,335,931 Shares (including 2,594,265 shares issuable from the exercise of warrants), BAM may be deemed to exercise voting and investment power over such Shares held by ADMF and APHC and thus may be deemed to beneficially own such Shares. By virtue of its position as the General Partner of BAM, BAM GP may be deemed to exercise voting and investment power over the Shares held directly by ADMF and APHC and thus may be deemed to beneficially own such Shares. By virtue of its position as the Sole Member of BAM GP, BAM Holdings may be deemed to exercise voting and investment power over the Shares held directly by ADMF and APHC and thus may be deemed to beneficially own such Shares. By virtue of its position as the General Partner of BAM Holdings, Dames may be deemed to exercise voting and investment power over the Shares held directly by ADMF and APHC and thus may be deemed to beneficially own such Shares. By virtue of his position as the Managing Member of Dames, Mr. Balyasny may be deemed to exercise voting and investment power over the Shares held directly by ADMF and APHC and thus may be deemed to beneficially own such Shares.
Percent of class: Each of the Reporting Persons may be deemed to be the beneficial owner of approximately 4.99% of the Shares, based on 186,640,102 Shares outstanding as of May 8, 2026, as reported in the Issuer's Form 10-Q filed with the Securities and Exchange Commission on May 12, 2026. The reported amount consists of 6,719,076 shares and 2,594,265 shares issuable upon the exercise of 1,428,500 Series B Warrants subject to the Beneficial Ownership Limitation (as defined herein) and 1,496,150 Prefunded Warrants subject to a Second Beneficial Ownership Limitation (as defined herein). The Series B Warrants are subject to a blocker which prevents the holder from exercising the Warrants to the extent that, upon such exercise, the holder would beneficially own in excess of 4.99% of the Shares outstanding as a result of the exercise (the "Beneficial Ownership Limitation") and the Prefunded Warrants are subject to a blocker which prevents the holder from exercising the Warrants to the extent that, upon such exercise, the holder would beneficially own in excess of 9.99% of the Shares outstanding as a result of the exercise (the "Second Beneficial Ownership Limitation").
Sole power to vote or to direct the vote: Each of the Reporting Persons has the sole power to vote or to direct the vote of 9313341 shares.
Shared power to vote or to direct the vote: 0
Sole power to dispose or to direct the disposition: Each of the Reporting Persons has the sole power to dispose or to direct the disposition of 9313341 shares.
Shared power to dispose or to direct the disposition: 0

## Item 5. Ownership of 5 Percent or Less of a Class
This statement reports that the reporting person has ceased to be the beneficial owner of more than 5 percent of the class: yes

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under § 240.14a-11.

## Signatures
- BALYASNY ASSET MANAGEMENT L.P.: /s/ Scott Schroeder, Scott Schroeder / Authorized Signatory (08/14/2026)
- BAM GP LLC: /s/ Scott Schroeder, Scott Schroeder / Authorized Signatory (08/14/2026)
- Balyasny Asset Management Holdings LP: /s/ Scott Schroeder, Scott Schroeder / Authorized Signatory (08/14/2026)
- Dames GP LLC: /s/ Scott Schroeder, Scott Schroeder / Authorized Signatory (08/14/2026)
- Dmitry Balyasny: /s/ Dmitry Balyasny, Dmitry Balyasny / Self (08/14/2026)